                               UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                             (Amendment No. 1)

                      MEZZANINE INVESTMENT CORPORATION
                              (Name of Issuer)


                       Common Stock, par value $.001
                      Options to purchase common stock
                       (Title of Class of Securities)


                                593175 10 2
                               (CUSIP Number)


                              William D. Yotty
                       1330 South Ham Lane, Site 101
                              Lodi, CA  95242
                               (209) 339-0483
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)


                              November 8, 2002
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or
240.13d-1(g), check the following box. [   ]

CUSIP No.  593175 10 2

1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     William D. Yotty

2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)
     (b)

3.   SEC Use Only

4.   Source of Funds (See Instructions) PF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

     Not Applicable

6.   Citizenship or Place of Organization         United States

Number of Shares Beneficially Owned by Each Reporting Person With
     7.   Sole Voting Power        3,000
     8.   Shared Voting Power      -0-
     9.   Sole Dispositive Power   3,000
     10.  Shared Dispositive Power -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     3,000

12.  Check if the Aggregate Amount in Row 11. Excludes Certain Shares

     Not Applicable

13.  Percent of Class Represented by Amount in Row 11.

     Less than 1%

14.  Type of Reporting Person (See Instructions)

     IN

Item 1.  Security and Issuer

     Common stock, par value $.001
     Mezzanine Investment Corporation, a Nevada corporation
     4080 Paradise Road
     Suite 15-168
     Las Vegas, NV  89706

Item 2.    Identity and Background

     (a)  William D. Yotty
     (b)  1330 South Ham Lane, Site 101
          Lodi, CA  95242
     (c)  Investment Banking
     (d)  No - Not Applicable
     (e)  No - Not Applicable
     (f)  United States

Item 3.  Source and Amount of Funds or Other Consideration

     The funds used for the purchase previously reported in the original
Schedule 13D filed by the Reporting Person was derived from the personal funds of the Reporting Person.

Item 4.    Purpose of Transaction

     The purposes underlying the acquisition of securities of the Issuer by the Reporting Person was set forth in the original Schedule 13D filed by the Reporting Person. The purpose of the filing of this amendment is to report that, commencing on November 8, 2002, the Reporting Person no longer beneficially owns more than 5% of the outstanding common stock of the Issuer.

Item 5.   Interest in Securities of the Issuer

     (a) The Reporting Persons beneficially owns a total of 3,000 shares representing less than 1%.
     (b) The Reporting Person has sole voting and dispositive power over 3,000 shares.
     (c)  Not Applicable
     (d)  Not Applicable
     (e) On November 8, 2002, the Reporting person ceased to be the beneficial owner of more than 5% of the common stock of the Issuer.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     None

Item 7.   Material to Be Filed as Exhibits

     None

                                 SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  November 22, 2005

/S/ William D. Yotty
______________________________________
William D. Yotty

         Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)